SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------
                                  SCHEDULE 13D
                                Amendment No. 13
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                               Gasco Energy, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    367220100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2004
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 2 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                    13D                    Page 2 of 5 Pages

_______________________________________________________________________________
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
_______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ] (b) [ ]
_______________________________________________________________________________
3     SEC USE ONLY
_______________________________________________________________________________
4     SOURCE   OF FUNDS*
      PF
_______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                        7    SOLE VOTING POWER
NUMBER OF                    2,485,009
SHARES                  _______________________________________________________
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY                     0
EACH                    _______________________________________________________
REPORTING               9    SOLE DISPOSITIVE POWER
PERSON WITH                  2,485,009
                        _______________________________________________________
                        10   SHARED DISPOSITIVE POWER
                              0
_______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,485,009
_______________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.2%
________________________________________________________________________________
14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________

         This Amendment No. 13 amends and supplements the Schedule 13D filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002, January 22, 2003, February 24, 2003, June 24, 2003, July 2, 2003, July 22, 2003 and July 24,
2003, November 6, 2003, November 24, 2003, December 30, 2003 and January 8, 2004 with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

         "The share ownership set forth in this Item 5 is as of February 17, 2004. As of such date, Mr. McKenzie held 3,882 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock") and 44,896 shares of Common Stock. Each share of Preferred Stock may be converted at any time into 628.5712 shares of Common Stock."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote his 3,882 shares of Preferred Stock and 44,896 shares of Common Stock. Each share of Preferred Stock has
628.5712 votes. "

         (c) The following sentence is added at the end of Item 5c of the 13D:

         "Attached hereto as Exhibit 5 is a schedule of setting forth acquisitions and sales by the reporting person within the past 60 days. Exhibit 5 is incorporated herein by reference."


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, the person below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:     February 17, 2004



Richard C. McKenzie, Jr.

By:

/s/ Kathryn H. Smith
----------------------------
Name: Kathryn H. Smith
Title:  Attorney

Exhibit 5


                    Schedule of Transactions in Common Stock

The following sets forth transactions in Common Stock by the reporting person in the past 60 days. All sales occurred on the open market. On December 30, 2003, Mr. McKenzie received a dividend of 246 shares of Preferred Stock. On February 4, 2004, 3,182 shares of Mr. McKenzie's Preferred Stock were converted into 2,000,144 shares of Common Stock.


--------------------- -------------------------------- ---------------------
       DATE                 NUMBER OF SHARES SOLD              PRICE
--------------------- -------------------------------- ---------------------
    12/22/2003                      375,000                   $1.0946
--------------------- -------------------------------- ---------------------
    12/29/2003                       37,400                   $1.1707
--------------------- -------------------------------- ---------------------
    12/30/2003                      222,500                   $1.187
--------------------- -------------------------------- ---------------------
    12/31/2003                      143,600                   $1.272
--------------------- -------------------------------- ---------------------
    01/02/2004                       37,000                   $1.278
--------------------- -------------------------------- ---------------------
    01/06/2004                      424,500                   $1.3287
--------------------- -------------------------------- ---------------------
    01/07/2004                       58,800                   $1.35
--------------------- -------------------------------- ---------------------
    01/09/2004                      116,700                   $1.5059
--------------------- -------------------------------- ---------------------
    01/12/2004                      633,300                   $1.6962
--------------------- -------------------------------- ---------------------
    01/20/2004                      700,000                   $1.9269
--------------------- -------------------------------- ---------------------
    02/04/2004                      300,000                   $2.005
--------------------- -------------------------------- ---------------------
    02/04/2004                       76,100                   $2.097
--------------------- -------------------------------- ---------------------
    02/04/2004                      500,000                   $2.026
--------------------- -------------------------------- ---------------------
    02/04/2004                      170,000                   $1.8835
--------------------- -------------------------------- ---------------------
    02/04/2004                      665,000                   $2.003
--------------------- -------------------------------- ---------------------
    02/04/2004                      329,118                   $2.0552
--------------------- -------------------------------- ---------------------
    02/04/2004                      100,000                   $1.90
--------------------- -------------------------------- ---------------------
    02/04/2004                      110,000                   $1.8587
--------------------- -------------------------------- ---------------------
    02/11/2004                        5,000                   $1.92
--------------------- -------------------------------- ---------------------